Exhibit 19.1

Insider Trading Policy

(as of December 31, 2025)

Confidential information may not be used for personal benefit. Each of us is prohibited from trading securities or passing information on to others who then trade (‘tipping’) on the basis of material information before it is made publicly available to ordinary investors. Insider Trading

Confidential information may not be used for personal benefit. Each of us is prohibited from trading securities or passing information on to others who then trade (‘tipping’) on the basis of material information before it is made publicly available to ordinary investors. Insider Trading
Confidential information may not be used for personal benefit. Each of us is prohibited from trading securities or passing information on to others who then trade (‘tipping’) on the basis of material information before it is made publicly available to ordinary investors.

Material information is the kind of information a reasonable investor would take into consideration when deciding whether to buy or sell a security. Some examples of information about a company that might be material are:
•A proposed acquisition or sale
•A significant expansion or cutback of operations
•A significant product development or material information about a product
•Extraordinary management or business developments

All employees may not buy or sell DXP stock from the end of a calendar quarter until the third day after the release of earnings. If you have any questions concerning your obligation in this regard, you should consult with the Chief Financial Officer.
Directors and executive officers are subject to additional requirements with respect to Company securities and should contact the Chief Financial Officer if they have any questions.

Make sure you:
•Do not communicate material nonpublic information to other people.

Watch out for:
•Requests by friends or family for information about companies that we do business with or have confidential information about. Even casual conversations could be viewed as illegal “tipping” of inside information.
•TIPPING - You need to be very careful when you have this type of information to make sure you do not share it with anyone, either on purpose or by accident, unless it is essential for DXP-related business. Giving this information to anyone else who might make an investment decision based on your inside information is considered “tipping” and is against the law regardless of whether you benefit from the outcome of their trading.

To learn more
•Discuss any questions, concerns about insider trading with the Chief Financial Officer.

Q: I am not sure what kind of information is covered by the term ‘material information.’ What does it include?

A: ‘Material information’ includes any information that a reasonable investor would consider important when deciding whether to buy, sell or hold a security. This can include news about acquisitions, financial results, important management changes, as well as news about the financial performance of a company. If you are in doubt about whether certain information is material or has been released to the public, do not trade until you have consulted with the Chief Financial Officer.